Thunder Bridge Acquisition, Ltd.

9912 Georgetown Pike

Suite D203

Great Falls, Virginia 22066

June 14, 2018

VIA EDGAR

Jeff N. Kauten

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Thunder Bridge Acquisition, Ltd.
Registration Statement on Form S-1
Filed May 1, 2018, as amended
File No. 333-224581

Dear Mr. Kauten:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Thunder Bridge Acquisition, Ltd. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. EST on Monday, June 18, 2018, or as soon as thereafter practicable.

Very truly yours,

/s/ Gary A. Simanson
Gary A. Simanson
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Graubard Miller